================================================================================


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                                   AEGON N.V.
                                 ---------------
                                (Name of Issuer)

                  Common shares, par value (euro)0.12 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    007924103
                               -------------------
                                 (CUSIP Number)

                             A. Peter Harwich, Esq.
                                  Allen & Overy
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 610-6300
                        --------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               September 23, 2002
                     --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]


================================================================================

-------------------
CUSIP No. 007924103
-------------------

--------------------------------------------------------------------------------

1. Name of Reporting Person

   Vereniging AEGON

   I.R.S. Identification No. of Above Person

   N.A.

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds

   OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

   The Netherlands

--------------------------------------------------------------------------------

                                   7.   Sole Voting Power

        Number of Shares                171,974,055
   Beneficially Owned by each
     Reporting Person
              With
                                   8.   Shared Voting Power

                                        0

                                   9.   Sole Dispositive Power

                                        171,974,055

                                  10.   Shared Dispositive Power

                                        0

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      171,974,055

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      11.9%

--------------------------------------------------------------------------------
14.   Type of Reporting Person

      OO

--------------------------------------------------------------------------------

INTRODUCTORY STATEMENT

     Vereniging AEGON (the "Association") hereby amends and supplements its Report on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on January 16, 1998, as amended by Amendments No. 1, 2, 3, 4 and 5 (the "Schedule 13D"), with respect to the purchase of common shares, par value (euro)0.12 per share, of AEGON N.V. ("AEGON" or the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the information set forth in Schedule A hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

     The Association and AEGON undertook the following series of transactions (the "Transactions") pursuant to a recapitalization agreement dated September 17, 2002 (the "Recapitalization Agreement") which is incorporated in its entirety by reference in this Amendment No. 6 to the Schedule 13D. The Association on September 23, 2002 sold 350,000,000 common shares, of which (i) 206,400,000 common shares were sold to AEGON and (ii) 143,600,000 common shares were sold in a secondary offering outside the United States in reliance on Regulation S under the Securities Act of 1933. The purchase price for the 206,400,000 common shares sold by the Association to AEGON was
(euro)2,064,000,000, which amount the Association contributed as additional paid-in capital on AEGON's existing preferred shares, all of which the Association holds. The Association and AEGON agreed to set off their respective payment obligations to each other; accordingly, no cash was exchanged between the Association and AEGON as part of the Transactions.

     As a result of the Transactions, the percentage of AEGON's common shares beneficially owned by the Association decreased from approximately 37.2% to approximately 11.9% and the percentage of AEGON's voting shares beneficially owned by the Association decreased from approximately 52.2% to approximately 33.0%.

ITEM 4. PURPOSE OF TRANSACTION.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

     The Association undertook the Transactions in connection with the refinancing of its existing indebtedness. The proceeds of the Transactions were used to reduce the Association's outstanding debt and to increase the Association's economic investment in AEGON's preferred shares to a level more commensurate with the Association's voting rights.

     The Association and AEGON are currently parties to an option agreement. The option agreement gives the Association the right to acquire AEGON's preferred shares in an amount necessary to prevent the Association's total voting power from being diluted to less than a majority as a result of new issuances of AEGON's common shares. Pursuant to the Recapitalization Agreement, AEGON and the Association will amend this option agreement so that the Association will only be entitled to acquire preferred shares in an amount to be mutually agreed, which will not exceed the amount necessary to maintain the Association's voting power at the level it will have immediately following the completion of the Transactions.

     The Association has entered into a three-year committed revolving credit facility consisting of an equity repurchase facility (the "Repo Facility") and a back-up credit facility (the "Back-up Facility"). Under the Repo Facility, up to
(euro)2,000,000,000 will be available for repurchase transactions using the common shares retained by the Association following the Transactions. Under the Back-up Facility an amount of up to (euro)1,200,000,000 will be available subject to certain conditions. Drawdowns under the Back-up Facility are principally intended to make certain cash payments under the Repo Facility that will be required if the value of the common shares subject to the Repo Facility is insufficient to meet certain customary requirements. The aggregate amount outstanding under the Repo Facility and the Back-up Facility will not exceed
(euro)2,000,000,000.

     In addition, the Association and AEGON agreed to mark to market AEGON's existing total return swap agreements that hedge AEGON's 2001 and 2002 share option plans based on the (euro)10.04 closing price of AEGON's common shares on Euronext Amsterdam on September 17, 2002. This resulted in a payment to the Association of (euro)378,300,000 by AEGON. The Association used the proceeds of this payment to reduce its debt.

     AEGON's Executive Board and Supervisory Board are considering proposing and implementing corporate governance changes in the future. In accordance with the Recapitalization Agreement, if those changes are adopted, they would be followed by a further reduction in the total voting power of the Association by reducing the number of preferred shares held by it.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

     (a) The Association has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, as of October 10, 2002, 171,974,055 common shares, representing approximately 11.9% of the outstanding common shares of the Issuer.

     To the best of the Association's knowledge, the members of the Association's Executive Committee in the aggregate hold common shares, or options to acquire common shares, constituting less than 0.2% of AEGON's outstanding common shares. Except as set forth in this Item 5(a), neither the Association nor any other person controlling the Association owns beneficially any common shares.

     (b) The Association has sole power to vote and to dispose of 171,974,055 common shares.

     To the best of the Association's knowledge, each member of the Association's Executive Committee, who in the aggregate hold common shares, or options to acquire common shares, constituting less than 0.2% of AEGON's outstanding common shares, has sole power to vote and to dispose of the common shares held by such member of the Executive Committee.

     (c) On September 23, 2002, as part of the Transactions, the Association sold 350,000,000 common shares, of which 206,400,000 common shares were sold to AEGON at a price of (euro)10.00 per share and 143,600,000 shares were sold in the Association's secondary offering outside the United States in reliance on Regulation S at a price of (euro)9.80 per share. The Association sold the 143,600,000 common shares it sold outside the United States, and AEGON sold the 206,400,000 common shares it purchased from the Association, pursuant to an Underwriting Agreement dated September 17, 2002 (the "Underwriting Agreement") among the Association, AEGON and the underwriters named therein. The Underwriting Agreement is incorporated in its entirety by reference herein. The aggregate net proceeds to the Association from the sale of the 143,600,000 common shares was (euro)1,407,280,000 before expenses. Pursuant to the Underwriting Agreement, the Association paid AEGON's expenses and the
(euro)41,280,000 underwriting discount in connection with AEGON's offering of the common shares AEGON purchased from the Association. The purchase price for the 206,400,000 common shares sold by the Association to AEGON was
(euro)2,064,000,000, which amount the Association contributed as additional paid-in capital on AEGON's existing preferred shares, all of which the Association holds.

     (d) Inapplicable.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth in Items 4 and 5(c) of this Amendment No. 6 to the Schedule 13D.

     The following document are hereby incorporated by reference herein:

Exhibit
Number
---------

   1. Recapitalization Agreement dated September 17, 2002 between AEGON N.V. and Vereniging AEGON (incorporated by reference to exhibit 10.1 to AEGON N.V.'s Post-Effective Amendment No. 1, filed with the Commission on September 20, 2002, to the Registration Statement on Form F-3 (No. 333-71438) of AEGON N.V., AEGON Funding Corp. and AEGON Funding Corp
          II).


   2. Underwriting Agreement dated September 17, 2002 between AEGON N.V., Vereniging AEGON and the underwriters named therein (incorporated by reference to exhibit 1.1 to AEGON N.V.'s Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 (No. 333-71438)).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 10, 2002


                            Vereniging AEGON

                            By:    /s/ J.B.M. STREPPEL
                                --------------------------------------------
                                Name:    J.B.M. Streppel
                                Title:   Member of the Executive Committee

                                                                     SCHEDULE A

                     EXECUTIVE COMMITTEE OF THE ASSOCIATION

         The name, business address, title, present principal occupation or employment of each member of the Executive Committee of the Association are set forth below. If no business address is given below, the business address is AEGONplein 50, 2591 TV The Hague, The Netherlands. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with the Association. Unless otherwise indicated below, all the persons listed below are citizens of The Netherlands.



                                           Present Principal Occupation,
                                           Including Name and
Name and Business Address                  Address of Employer
-------------------------                 ---------------------------------------------------
P.P. Kohnstamm                            Chairman; Managing Director of Vastgoed Advies
                                          (real estate consultancy)
                                          Ruitersboslaan 17, 4837 CJ Breda
                                          The Netherlands

J.M. Boll                                 Member of the Council of State
                                          (an advisory council to the Dutch Government)
                                          Binnenhof 1, 2513 AA The Hague,
                                          The Netherlands

J.L. Bouma                                Vice-chairman

P.J. Idenburg                             Dean of the Faculty Technology, Policy and
                                          Management--Delft University
                                          Jaffalaan 6, 2628 BX. Delft
                                          The Netherlands

H. de Ruiter                              Vice-chairman of the Supervisory Board of
                                          AEGON N.V.

D.J. Shepard                              Chairman  of the  Executive  Board of AEGON  N.V.,
                                          U.S. Citizen

J.B.M. Streppel                           Executive Board Member of AEGON N.V.

M. Tabaksblat                             Chairman of the Supervisory Board of AEGON N.V.


                                  EXHIBIT INDEX

Exhibit
Number                        Description
-------                       -----------

  1. Recapitalization Agreement dated September 17, 2002 between AEGON N.V. and Vereniging AEGON (incorporated by reference to exhibit 10.1 to AEGON N.V.'s Post-Effective Amendment No. 1, filed with the Commission on September 20, 2002, to the Registration Statement on Form F-3 (No. 333-71438) of AEGON N.V., AEGON Funding Corp. and AEGON Funding Corp
         II).

  2. Underwriting Agreement dated September 17, 2002 between AEGON N.V., Vereniging AEGON and the underwriters named therein (incorporated by reference to exhibit 1.1 to AEGON N.V.'s Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 (No. 333-71438)).